Putnam High Income Securities Fund, as of August 31, 2010, annual shareholder report


Shareholder meeting results (Unaudited)

January 28, 2010 annual meeting

At the meeting, each of the nominees for Trustees was elected, as follows:

      				Votes for 	Votes withheld

Ravi Akhoury 			14,347,188 		398,364
Jameson A. Baxter 		14,357,006 		388,546
Charles B. Curtis 		14,318,987 		426,565
Robert J. Darretta 		14,362,180 		383,372
Myra R. Drucker 		14,342,432 		403,120
John A. Hill 			14,364,270 		381,282
Paul L. Joskow 			14,379,545 		366,007
Elizabeth T. Kennan* 		14,326,339 		419,213
Kenneth R. Leibler 		14,361,140 		384,412
Robert E. Patterson 		14,359,956 		385,596
George Putnam, III 		14,381,350 		364,202
Robert L. Reynolds 		14,322,074 		423,478
W. Thomas Stephens 		14,368,746 		376,806
Richard B. Worley 		14,364,481 		381,071

*Dr. Kennan retired from the Board of Trustees of the Putnam funds effective June 30, 2010

All tabulations are rounded to the nearest whole number.